Exhibit 11.2

GDS Holdings Limited

Securities Trading Policy

Approved by Board of Directors on September 29, 2016 and amended on August 22, 2022

Background

The board of directors of GDS Holding Limited (“GDS” or the “Company”)) has adopted this Securities Trading Policy (“Insider Trading Policy” or the “Policy”) for our directors, officers, employees and consultants with respect to the trading of GDS’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

United States securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public (“material non-public information” or “MNPI”). Material information is any information that a reasonable investor would consider important in determining whether to buy, sell or hold securities. Non-public information is information that has not been effectively disseminated to the investing public. These laws also prohibit persons who are aware of such material non-public information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

All insiders, including our directors, officers, employees and consultants are also subject to insider dealing provisions set out in the Hong Kong Securities and Futures Ordinance (“SFO”). Insider dealing takes place where a person who possesses inside information and (1) deals in the listed securities of the company or their derivatives, (2) counsels or procures another person to deal in such listed securities or derivatives, knowing or having reasonable cause to believe that the other person will deal in them, or (3) discloses the inside information to another person, knowing or having reasonable cause to believe that the other person will make use of the information for the purpose of dealing, or of counseling or procuring another person to deal, in the listed securities of the company or their derivatives.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect GDS’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Company’s General Counsel/Compliance Officer at +86 21-20292457 (telephone) or compliance@gds- services.com (email).

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations under US securities laws include (1) imprisonment for up to 20 years, (2) criminal fines of up to US$5 million, and (3) civil fines of up to three times the profit gained or loss avoided. Potential penalties for market misconduct under the SFO include (1) a fine of up to HK$10,000,000 and imprisonment for up to ten years, and (2) damages in respect of any pecuniary loss suffered as a result of market misconduct from the person who committed the market misconduct. Proceedings may be brought before the Market Misconduct Tribunal, which has the power to make various orders, including (1) requiring a person to disgorge profits made or a sum equal to any loss avoided as a result of market misconduct (including payment of compound interests), (2) disqualifying a person from being a director of a company and to exclude a person from the market for up to five years, and (3) requiring a person to pay the costs in relation to the proceedings or investigations incurred by the Hong Kong Securities and Futures Commission or the government.

Controlling Person Liability. If a company fails to take appropriate steps to prevent illegal insider trading, the company may have “controlling person” 1 liability for a trading violation, with civil penalties of up to the greater of US$1 million or three times the profit gained or loss avoided, as well as a criminal penalty of up to US$25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this Policy may also subject you to company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

Scope of Policy

Persons Covered. This Policy applies to all directors, officers, employees and consultants of the Company, its subsidiaries or consolidated variable interest entities (collectively the “Insiders”). This Policy also applies to the family members of Insiders who reside with them, anyone else who lives in the household of Insiders, and any family members who do not live in the household of Insiders but whose transactions in company securities are directed by Insiders or are subject to the influence or control of Insiders (such as parents or children who consult with Insiders before they trade in company securities). The Insiders are responsible for the transactions of these other persons and therefore should make them aware of the need to discuss with Insiders before they trade in the Company’s securities.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes).

Statement of Policy

No Trading on Inside Information. Federal and Hong Kong securities laws prohibit trading in the securities of a company while aware of “inside” information. These transactions are commonly known as “insider trading” or “insider dealing”. Insiders may not trade in the securities of GDS, directly or through family members or other persons or entities, if they are aware of material non- public information relating to GDS. Similarly, Insiders may not trade in the securities of any other

1 Any person or group of persons who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person will be considered an affiliate of that person. The term “control” is not defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), although it has been broadly interpreted by the courts and the U.S. Securities and Exchange Commission (the “SEC”). For example, in Rule 405 promulgated under the Securities Act, control is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise”.

company if they are aware of material non-public information about that company which they obtained in the course of their employment or service relationship at GDS.

No Tipping. Insiders may not pass material non-public information on to others or recommend to anyone the purchase or sale of any securities when they are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. This includes any communication providing inside information on social media or other internal or external Internet platforms.

Exceptions. The prohibition on trading in the Company’s securities set forth above does not apply to:

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Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).

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The exercise of stock options (including any net-settled stock option exercise) pursuant to the Company’s equity incentive plans; however, the sale of any stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy.

•

The withholding (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option to satisfy tax withholding requirements.

•	The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company.
•	Sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws.

Blackout and Pre-Clearance Procedures.

The Insiders are prohibited from trading in the securities of GDS during quarterly blackout periods (beginning 15 days before the end of a quarter and ending after the first full business day following the release of the Company’s earnings for that quarter) and during certain event-specific blackouts referred to in Appendix 1 hereto. Directors and executive officers also must pre-clear all transactions in the securities of GDS with the office of the General Counsel, other than with regard to trades carried out under 10b5-1 plans that have been previously approved by the Company or the exercise of options where the exercise price and withholding tax are paid in cash and no trade in the shares is made.

Pre-clearance is required not only for transactions engaged in by such persons, but also for transactions engaged in by their spouse, minor children and any other family members having the same home as them, as well as any other account for which they make or influence investment decisions, such as an account for a member of their family who consults them about investment decisions or a trust account or other account as to which they have investment authority.

Approval for securities transactions of the Company’s securities will generally be granted only during a window period, and the transaction may only be performed during the window period in which the approval was granted.

A window period begins with the second trading day on The NASDAQ National Market after the day of the release of the Company’s earnings for the last quarter, and ends on the fifteenth day before the end of the quarter.

Processing time

To the extent possible, requests for approval will be processed within 24 hours after receipt (together with all required supporting documentation and certifications), although such approvals may take significantly longer depending upon the related facts and circumstances. If approved, the transaction must be completed within 5 business days, and no later than the expiration of the applicable window period. Approval of a transaction is at the sole discretion of the Company.

Definition of Material Non-public Information

Inside information has two important elements: 1) materiality; and 2) nonpublic availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information include the following:

•	Projections of future revenues, earnings or losses or other earnings guidance;
•	Revenues or earnings that are inconsistent with the consensus expectations of the investment analyst community;
•	A pending or proposed merger, acquisition, or the sale of significant assets;
•	News of the disposition of a subsidiary, affiliate or other business unit;
•	A change in senior management or significant changes in executive compensation policy;
•	Major events regarding the Company’s securities, including the offering of additional securities;
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Financings and other events regarding the Company’s debt instruments and securities (e.g., defaults, calls of securities for redemption, refinancings, amendments, share repurchase plans, stock splits, public or private sales of securities, changes in dividends and changes to the rights of securityholders);

•	Development of a significant new product;
•	Severe financial liquidity problems;
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A significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of the Company’s property or assets, including information technology infrastructure and cybersecurity and privacy incidents or events;

•	Actual or threatened major litigation, or the resolution of such litigation;
•	The gain or loss of a significant customer or supplier;
•	Changes in dividend policy or declaration of a stock split;
•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditor’s audit report; and
•	Impending bankruptcy, corporate restructuring, or receivership.

Both positive and negative information can be material. Courts often resolve close cases in favor of finding the information material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that SEC rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses it’s “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace by the Company (such as by a press release or an SEC filing or an announcement on the HKEx website) and the investing public has had time to absorb the information fully. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation, or statements are accurate. As a general rule, information is considered nonpublic until the second full trading day after the information is released. For example, if GDS announces quarterly financial earnings information before trading begins on a Tuesday, the first time you can buy or sell GDS securities is the opening of the Market on Wednesday (assuming you are not aware of other material non-public information at that time). However, if GDS announces quarterly financial earnings information after trading begins on a Tuesday, the first time you can buy or sell GDS securities is the opening of the market on Thursday.

Under the SFO, inside information means specific information that (1) is about GDS, a shareholder or officer of GDS or the listed securities of GDS or their derivatives, (2) is not generally known to the persons who are accustomed or would be likely to deal in the securities of GDS; and (3) if generally known would be likely to materially affect the price of the listed securities.

Additional Guidance

GDS considers it improper and inappropriate for those employed by or associated with GDS to engage in short-term or speculative transactions in the securities of GDS. Accordingly, your trading in GDS securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of the securities of GDS (sales of securities that are not owned at the time of the sale).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

10b5-1 Plans

A 10b5-1 trading plan is a binding, written contract between an Insider and his or her broker that specifies the price, amount, and date of trades to be executed in your account in the future or provides a formula or mechanism that the broker will follow. A 10b5-1 trading plan can only be established when an Insider does not possess material non-public information. Therefore, Insiders cannot enter into these plans at any time when in possession of Material Non-Public Information or outside window periods. In addition, a 10b5-1 trading plan must not permit an Insider to exercise any subsequent influence over how, when, or whether the purchases or sales are made. Unless such requirement is waived or modified by General Counsel/Compliance Officer, (i) a 10b5-1 trading plan should have a duration of at least six months and no more than two years; (ii) a 10b5-1 trading plan should not permit any trades to occur until a statutory cooling off period has elapsed from adoption or modification of such plan (such statutory cooling off period is currently 30 days, but will be extended to 120-days for the directors and executive officers of the Company upon the effectiveness of the new Rule 10b5-1, and may be further updated from time to time by law); and (iii) an Insider may not enter into overlapping or multiple plans; (iv) an Insider may only enter into one single-trade plan in any twelve month period; (v) an Insider must certify to the Company that he or she is not in possession of

MNPI and are operating in good faith at the time he or she enters into the plan; and (vi) any such 10b5-1 plan must be operated in good faith at all times.

For the directors and executive officers of the Company, an Insider’s broker must notify the Company before the close of business on the day of the execution of the transaction of any transaction executed according to a 10b5-1 trading plan.

Post-Termination Transactions

This Policy continues to apply to an Insider’s transactions in the securities of GDS even after an Insider has terminated employment or other services to GDS as follows: if an Insider is aware of material non-public information when his or her employment or service relationship terminates, he or she may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Insiders should treat all information they learn about the Company or its business plans in connection with their employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose GDS and them to significant risk of investigation and litigation.

Regulation FD of the federal securities laws requires the avoidance of the selective disclosure of material non-public information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. Insiders may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. Insiders also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to the Company, whether or not such disclosure is made for the purpose of facilitating improper trading in securities. In particular, it should not be discussed in elevators, restaurants or other places where you can be overheard, even if names are not used. It is important that responses to inquiries about GDS by the press, investment analysts, or others in the financial community be made on GDS’s behalf only through authorized individuals. Accordingly, neither employees nor the directors should respond to such inquiries unless expressly authorized to do so. Any such inquiries should be referred to the Chief Financial Officer.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, GDS may take disciplinary action against you, including dismissal for cause.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for GDS. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the General Counsel/Compliance Officer, at +86 21 20292457 (telephone) or compliance@gds-services.com (email). Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Reporting of Beneficial Ownership and Encumbrances by Directors and Officers

The Company requires that all directors and officers of the Company make timely and complete disclosure of all changes in beneficial ownership in the Company’s securities and/or encumbrance on the Company’s securities beneficially owned by the directors and officers of the Company. More specifically, the Company require such disclosure be made by the directors and officers of the Company to the Company with one business day after any of such changes has taken place. The timely reporting of the foregoing transactions requires tight interface with brokers handling such transactions for the directors and officers of the Company. In addition, a knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely disclosure by the directors and executive officers of the Company, brokers of such directors and officers need to comply with the following requirements:

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not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that the transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and

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to report within one business day after the execution of the transaction to the Company in writing via e-mail to the General Counsel/Compliance Officer, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, transfers, pledges, encumbrances and all 10b5-1 transactions. The General Counsel/Compliance Officer shall report to the Board all changes of beneficial ownership in the Company’s securities and/or encumbrance on the Company’s securities beneficially owned by the directors and executive officers of the Company promptly after receiving disclosure from the relevant directors or executive officers of the Company or their brokers.

Because it is the legal obligation of the directors and the officers of the Company to cause any filings on Form 144 (or as may otherwise be required), to be made, the directors and officers of the Company are strongly encouraged to confirm following any transaction that their broker has immediately e- mailed the relevant information of and a copy of the Form 144 to the Company’s General Counsel/Compliance Officer.

GDS Holdings Limited

Insider Trading Policy

Certification

To GDS Holdings Limited:

I,                                           (name), have received and read a copy of the GDS Holdings Limited Insider Trading Policy.

As of the date hereof, I have complied with all of the aspects of the Policy. I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with GDS Holdings Limited.

I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with GDS Holdings Limited, including its subsidiaries and affiliated entities.

(Signature)

(Date)

Appendix 1 - Blackout Event:

Blackout Event	Restrictions	Applied to
Post IPO Lock-up Period （180 Days）	✓ Stop Cash Exercises/Release ✓ Stop Trade for Cashless Exercise/Release ✓ Stop Trade for Nominee Sale	✓All Participants
Quarterly-based Financial Results Announcement	SO Exercise and Nominee (Share) Sale: ✓ Stop Trade for Cashless Exercise ✓ Stop Trade for Nominee Sale	✓All Participants
	RSU Release and Nominee (Share) Sale: ✓ Stop Trade for Nominee Sale	✓All Participants
Material events as identified in, or pursuant to the requirements of, the Insider Trading Policy of the Company	✓ Stop Trade for Nominee Sale	✓All Participants